SUMMIT MIDSTREAM CORPORATION

910 Louisiana Street, Suite 4200

Houston, Texas 77002

June 12, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Re:	Summit Midstream Corporation

Registration Statement on Form S-4

Filed June 3, 2024, as amended

File No. 333-279903

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Summit Midstream Corporation (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on June 14, 2024, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Anthony L. Sanderson of Kirkland & Ellis LLP at (713) 836-3424 or by email at anthony.sanderson@kirkland.com or Julian J. Seiguer, P.C. of Kirkland & Ellis LLP at (713) 836-3334 or by email at julian.seiguer@kirkland.com, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

SUMMIT MIDSTREAM CORPORATION

/s/ William J. Mault
William J. Mault
Executive Vice President and Chief Financial Officer

cc:	Julian J. Seiguer, P.C., Kirkland & Ellis LLP

Anthony L. Sanderson, Kirkland & Ellis LLP